Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 140,000,000 shares of common stock, $5.00 par value, and 2,000,000 shares of preferred stock, $1.00 par value.
The following is a summary of the material rights of our stock and related provisions of our articles of incorporation, bylaws and the provisions of applicable law. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation (including any certificates of designation) and bylaws, which we have included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019.
Common Stock
As of December 31, 2019, 112,131,549 shares of common stock were issued and outstanding.
Voting Rights
The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividends
The holders of our common stock are entitled to such dividends as our Board of Directors may declare from time to time from legally available funds, subject to limitations under Missouri law and the preferential rights of the holders of any outstanding shares of preferred stock.
Liquidation
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, in all assets remaining after payment to creditors and subject to prior distribution rights granted to the holders of any outstanding shares of preferred stock.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-assessable
All of the outstanding shares of common stock are fully paid and non-assessable.
Listing
Our common stock is traded on the NASDAQ Global Select Market under the symbol “CBSH.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company.
Preferred Stock
We are authorized to issue 2,000,000 shares of preferred stock, $1.00 par value, the terms and preferences of which may be set by the board of directors. As of December 31, 2019, 6,000,000 depositary shares are issued and outstanding, representing 6,000 shares of 6.00% Series B Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”).
The depositary is the sole holder of the Series B Preferred Stock, as described under “Depositary Shares” below, and all references in this description to the holders of the Series B Preferred Stock shall mean the depositary. However, the holders of depositary shares are entitled, through the depositary, to exercise the rights and preferences of the holders of the Series B Preferred Stock, as described under “Depositary Shares.”

Exhibit 4.2

Series B Preferred Stock
Dividends
Holders of the Series B Preferred Stock are entitled to receive, if, when and as declared by our Board of Directors or any duly authorized committee of the Board out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Series B Preferred Stock. These dividends are payable quarterly in arrears on the 1st day of March, June, September, and December of each year. Dividends on each share of Series B Preferred Stock accrue on the liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) at a rate per annum equal to 6.00%. Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.
Dividends are payable to holders of record of Series B Preferred Stock as they appear on our books on the applicable record date, which shall be the 16th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the Board of Directors or any duly authorized committee of the Board. The corresponding record dates for the depositary shares are the same as the record dates for the Series B Preferred Stock.
A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date. Dividends are calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date is the next succeeding business day and no additional dividends or other amounts will be paid in respect of any payment made on the next succeeding business day. Dividends on the Series B Preferred Stock will cease to accrue on the redemption date, if any, as described below under “-Redemption,” unless we default in the payment of the redemption price of the shares of the Series B Preferred Stock called for redemption.
In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.
Dividends on shares of Series B Preferred Stock are not cumulative. Accordingly, if our Board of Directors or a duly authorized committee of the Board does not declare a dividend on the Series B Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series B Preferred Stock or any Parity Stock (as defined), Junior Stock (as defined) or other series of Preferred Stock are declared for any future dividend period.
So long as any share of Series B Preferred Stock remains outstanding,
(1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than a dividend payable solely in Junior Stock);
(2) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and
(3) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, during any dividend period, unless, in the case of each of clauses (1), (2) and (3) above, the full dividends for the most recently completed dividend period on all outstanding shares of Series B Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.
When dividends are not paid in full upon the shares of Series B Preferred Stock and any Parity Stock, all dividends declared upon shares of Series B Preferred Stock and any Parity Stock will be declared on a pro rata basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock, and accrued dividends per share on any Parity Stock, bear to each other.

Exhibit 4.2

No interest will be payable in respect of any dividend payment on shares of Series B Preferred Stock that may be in arrears.
As used in this description, “Junior Stock” means our common stock and any other class or series of stock of Commerce Bancshares, Inc. hereafter authorized over which the Series B Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of Commerce Bancshares, Inc.
As used in this description, “Parity Stock” means any other class or series of stock of Commerce Bancshares, Inc. that ranks equally with the Series B Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of Commerce Bancshares, Inc.
As used in this description, “Senior Stock” means any other class or series of stock of Commerce Bancshares, Inc. that ranks senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Commerce Bancshares, Inc.
Under our Restated Articles of Incorporation, as amended, as are currently in effect, all series of our Preferred Stock must rank equally with each other and, accordingly, we are only permitted to create additional series of Preferred Stock that would constitute Parity Stock.
Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our Board of Directors or a duly authorized committee of the Board, may be declared and paid on our Junior Stock and our Parity Stock from time to time out of any assets legally available for such payment, and the holders of Series B Preferred Stock shall not be entitled to participate in any such dividend.
Liquidation Rights
Upon any liquidation, dissolution or winding up of Commerce Bancshares, Inc., holders of the Series B Preferred Stock are entitled to receive out of assets of Commerce Bancshares, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors and subject to the rights of holders of any Senior Stock, before any distribution of assets is made to holders of our Junior Stock as to such a distribution, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series B Preferred Stock are not entitled to any other amounts from us after they have received their full liquidating distribution.
In any such distribution, if the assets of Commerce Bancshares, Inc., are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series B Preferred Stock and all holders of any shares of our Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all Parity Stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series B Preferred Stock and the holders of our Parity Stock, the holders of our shares of Junior Stock shall be entitled to receive all remaining assets of Commerce Bancshares, Inc. according to their respective rights and preferences.
For purposes of this section, the merger or consolidation of Commerce Bancshares, Inc. with any other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or transfer of all or substantially all of the assets of Commerce Bancshares, Inc. for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of Commerce Bancshares, Inc.
Redemption
Optional Redemption. The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. The Series B Preferred Stock is not generally redeemable prior to September 1, 2019. On that date, and on any dividend payment date thereafter, the Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series B Preferred Stock nor the holders of depositary shares have the right to require the redemption or repurchase of the Series B Preferred Stock.
Redemption Following a Regulatory Capital Treatment Event. Notwithstanding the foregoing, within 90 days following a “Regulatory Capital Treatment Event,” we may, at our option, subject to any required approval of the appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series B Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period.

Exhibit 4.2

A “Regulatory Capital Treatment Event” means our determination, in good faith, that, as a result of any
(1) amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series B Preferred Stock;
(2) proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series B Preferred Stock; or
(3) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series B Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series B Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.

Redemption Procedures. If shares of the Series B Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series B Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series B Preferred Stock are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:
(1) the redemption date;
(2) the number of shares of the Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;
(3) the redemption price and the amount of any unpaid dividends to be paid upon redemption;
(4) the place or places where the certificates evidencing shares of Series B Preferred Stock, if any, are to be surrendered for payment of the redemption price; and
(5) that dividends on the shares to be redeemed will cease on the redemption date subject to necessary funds being set aside.
If notice of redemption of any shares of Series B Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then, on and after the redemption date, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any declared and unpaid dividends, and in the case of a Regulatory Capital Treatment Event, plus an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period. See “Depositary Shares” below for information about redemption of the depositary shares relating to our Series B Preferred Stock.
In case of any redemption of only part of the shares of the Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as we may determine to be fair and equitable or as may be required by the principal national stock exchange on which the Series B Preferred Stock is listed.
Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series B Preferred Stock may be subject to prior approval of the Federal Reserve. Any redemption of the Series B Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series B Preferred Stock.
Voting Rights
Except as provided below and otherwise provided by law, the holders of the Series B Preferred Stock have no voting rights.

Exhibit 4.2

Right to Elect Two Directors upon Nonpayment. Whenever dividends on any shares of the Series B Preferred Stock or any other shares of Parity Stock, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of the Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) will be entitled to vote as a single class for the election of a total of two additional members of our Board of Directors (the “Preferred Directors”), provided that our Board of Directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our Board of Directors shall automatically increase by two and, at the request of any holder of Series B Preferred Stock, a special meeting of the holders of Series B Preferred Stock and any Parity Stock upon which similar voting rights have been conferred and are exercisable, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Series B Preferred Stock and the Parity Stock for at least four consecutive dividend periods following the Nonpayment.
If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Series B Preferred Stock and the Parity Stock, the holders of the Series B Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our Board of Directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) to serve until the next annual meeting of stockholders.
The vote or consent of the holders of shares of Series B Preferred Stock and Parity Stock upon which similar voting rights have been conferred and are exercisable on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote will be determined by us by reference to the specified liquidation amounts of the shares voted or covered by the consent. Holders of shares of Series B Preferred Stock shall have no cumulative voting rights with respect to the election of Preferred Directors.
Under regulations adopted by the Federal Reserve, if the holders of Series B Preferred Stock are or become entitled to vote for the election of directors, such stock will be deemed a class of voting securities and a company holding 25% or more of the Series B Preferred Stock, or 10% or more if it otherwise exercises a “controlling influence” over us, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at the time the Series B Preferred Stock is deemed a class of voting securities,
(1) any other bank holding company may be required to obtain the approval of the Federal Reserve (or any successor bank regulatory authority that may become our applicable federal banking agency) to acquire or retain more than 5% of that series; and
(2) any other persons (other than a bank holding company), either individually or acting through or in concert with others, may be required to obtain the non-objection of the Federal Reserve (or any successor bank regulatory authority that may become our applicable federal banking agency) under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.
Other Voting Rights. So long as any shares of Series B Preferred Stock remain outstanding, the affirmative vote of the holders of 66-2/3% of all the shares of the Series B Preferred Stock, voting separately as a class, shall be required:
(1) to, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of Senior Stock;
(2) to amend the provisions of the Commerce Bancshares, Inc. Restated Articles of Incorporation, as amended, or the Certificate of Designation of the Series B Preferred Stock or any other series of Preferred Stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series B Preferred Stock or authorized common or Preferred Stock or the creation and issuance, or an increase in the authorized or issued

Exhibit 4.2

amount, of other series of Parity Stock or Junior Stock will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock; or
(3) to consolidate with or merge into any other entity or sell, lease or exchange all or substantially all of our assets unless the shares of Series B Preferred Stock outstanding at the time of such transaction are converted into or exchanged for preferred securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series B Preferred Stock to effect such redemption.
Voting Rights under Missouri Law. Missouri law provides that the holders of Preferred Stock have the right to vote separately as a class on any amendment to the rights of that Preferred Stock that adversely affects the powers, preferences or rights of the Preferred Stock. This right is in addition to any voting rights that may be provided for in the Certificate of Designation.
Registrar
Computershare is the registrar, transfer agent, redemption agent and dividend disbursing agent for the Series B Preferred Stock. To the fullest extent permitted by applicable law, we and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither we nor the transfer agent will be affected by any notice to the contrary.
Depositary Shares
As described above under “Series B Preferred Stock,” we have issued fractional interests in shares of Preferred Stock in the form of depositary shares. Each depositary share represents a 1/1,000th ownership interest in a share of Series B Preferred Stock, and is evidenced by a depositary receipt. The shares of Series B Preferred Stock represented by depositary shares are deposited under a deposit agreement between Commerce Bancshares, Inc. and Computershare Trust Company, N.A., Computershare Inc., collectively as depositary, and the holders from time to time of the depositary receipts evidencing depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of Series B Preferred Stock represented by such depositary share, to all the rights and preferences of the Series B Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
Dividends and Other Distributions
The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series B Preferred Stock to the record holders of depositary shares relating to the underlying Series B Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make such a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.
Record dates for the payment of dividends and other matters relating to the depositary shares are the same as the corresponding record dates for the Series B Preferred Stock.
The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.
Redemption of Depositary Shares
If we redeem the Series B Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series B Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, unless the redemption is in connection with a Regulatory Capital Treatment Event, in which case the redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the

Exhibit 4.2

Series B Preferred Stock (or $25.00 per depositary share), plus an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period. Whenever we redeem shares of Series B Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of Series B Preferred Stock so redeemed.
In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed shall be selected pro rata, by lot or in such other manner as we may determine to be fair and equitable or as may be required by the principal national stock exchange on which the Series B Preferred Stock is listed. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.
Voting the Series B Preferred Stock
When the depositary receives notice from the Company of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series B Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series B Preferred Stock, may instruct the depositary to vote the amount of whole shares of the Series B Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series B Preferred Stock represented by depositary shares in accordance with the instructions it receives. We agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. The depositary is not required to exercise discretion in voting any Series B Preferred Stock represented by such depositary shares. If the depositary does not receive specific instructions from the holders of any depositary receipts representing the Series B Preferred Stock, it will not vote (but, at its discretion may appear at any meeting with respect to such Series B Preferred Stock unless directed to the contrary by the holders of all the depositary receipts) to the extent of the Series B Preferred Stock represented by such depository receipts.
Listing
The depositary shares are traded on the NASDAQ Global Select Market under the symbol “CBSHP.”
Amendment of Depositary Receipts and the Deposit Agreement
The form of depositary receipts evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, no such amendment which materially and adversely alters the rights of holders of depositary receipts will be effective unless such amendment has been approved by holders of depositary receipts representing in the aggregate at least two-thirds of the depositary shares then outstanding.
Registration of Transfer of Receipts
The depositary is not required (a) to issue, transfer or exchange any depositary receipts for a period beginning at the opening of business fifteen days next preceding any selection of depositary shares and Series B Preferred Stock to be redeemed and ending at the close of business on the day of the mailing of notice of redemption or (b) to transfer or exchange for another depositary receipt any depositary receipt called or being called for redemption in whole or in part except as provided under “-Redemption of Depositary Shares”.
Form of Preferred Stock and Depositary Shares
The depositary receipts shall be issued in global registered form through DTC. The Series B Preferred Stock are held in book-entry form to the depositary as described in “Series B Preferred Stock” above.
Neither any beneficial owner nor any direct or indirect participant of DTC has any rights under the deposit agreement with respect to any depositary receipts held on their behalf by DTC and DTC may be treated by us and the depositary as the holder of such shares.
Anti-Takeover Effects of Provisions of Missouri Law and Our Articles of Incorporation and Bylaws
Special Meetings of Shareholders
Under the Missouri General Business Corporation Law (“MGBCL”), a special meeting of shareholders may be called by the board of directors or by such other person or persons as may be authorized by the articles of incorporation or the bylaws. Our bylaws provide that special meetings of Commerce shareholders may be called only by the Chairman of the Commerce Board

Exhibit 4.2

of Directors (or any Vice-Chairman or President in the Chairman’s absence) or by a majority of the Commerce Board of Directors.
Shareholders’ Vote for Mergers
Under the MGBCL, a Missouri corporation must obtain the affirmative vote of the holders of 2/3 of the outstanding shares of the corporation entitled to vote thereon to approve a merger or consolidation.
The MGBCL permits classification of a Missouri corporation’s board of directors with as equal of number in each class as possible if the corporation’s articles of incorporation or bylaws so provide. Our articles of incorporation and bylaws provide for a staggered board of directors comprised of three classes as equal in size as possible. The MGBCL permits a corporation to elect each director to a term of between one (1) and three (3) years. Our articles of incorporation and bylaws provide that directors are elected to a three (3) year term.
Removal of Directors; Vacancies
MGBCL provides that, unless the articles of incorporation or bylaws provide otherwise, one or more directors of a corporation may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. The MGBCL also provides that any director may be removed for cause by action of a majority of the entire board of directors if the director, at the time of removal, fails to meet the qualifications stated in the articles of incorporation or bylaws for election as a director or is in breach of any agreement between such director and the corporation relating to such director’s services as a director or employee of the corporation. Our articles of incorporation provide that the entire Commerce Board of Directors may be removed only by a vote of 80% of the holders of the shares then entitled to vote generally in the election of directors, voting together as one class.
The MGBCL provides that, unless otherwise provided in the corporation’s certificate or articles of incorporation or bylaws, the board of directors can fill vacancies by a majority vote until the next election of directors by shareholders at a regular or special meeting. Our bylaws provide that any vacancy or newly created directorship shall be filled by a vote of the majority of the Commerce Board of Directors.
No Cumulative Voting
Our bylaws provide there shall be no cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common stock to elect any directors to our Board.
Limitations on Liability of Directors; Indemnification
Under the MGBCL, a corporation may indemnify any person made or threatened to be made a party to any legal proceeding (including, any suit by or in the name of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect to any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. A corporation is required to indemnify its directors or officers, and its employees or agent, to the extent that such persons have been successful in defending an action, suit or proceeding or any claim, issue or matter therein. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation’s right to provide further indemnification.
Our bylaws provide rights of indemnification generally as set forth in the MGBCL as described above, except that the right of indemnification is limited to directors and officers.
Amendments to our Articles of Incorporation
Under the MGBCL, a corporation may amend its articles of incorporation upon a resolution of the board of directors, proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote thereon. Our articles of incorporation provide that provisions of our articles of incorporation dealing with the number, term, and removal of directors, and certain business combinations may not be repealed or amended without the

Exhibit 4.2

affirmative vote of holders of at least 75% of the outstanding shares of voting stock. The Commerce shareholders may otherwise amend, alter, change or repeal any provision of our articles of incorporation as provided by the MGBCL.
Amendments to our Bylaws
Under the MGBCL, a corporation may amend its articles of incorporation upon a resolution of the board of directors, proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote thereon. Our articles of incorporation provide that provisions of our articles of incorporation dealing with the number, term, and removal of directors, and certain business combinations may not be repealed or amended without the affirmative vote of holders of at least 75% of the outstanding shares of voting stock. The Commerce shareholders may otherwise amend, alter, change or repeal any provision of our articles of incorporation as provided by the MGBCL.
Under the MGBCL, the bylaws of a corporation may be made, altered, amended or repealed by the shareholders, unless and to the extent that such power is vested in the board of directors by the articles of incorporation. Our articles of incorporation and bylaws authorize the Commerce Board of Directors to make, alter, amend or repeal our bylaws, subject to the rights of shareholders at any regular or special meeting to alter or repeal bylaws made by the Commerce Board of Directors.
Our bylaws provide that any shareholder who intends to bring a matter before the annual meeting of shareholders must deliver written notice of such shareholder’s intent to the Secretary of Commerce. Such notice must be received by the Secretary not less than 60 days nor more than 90 days in advance of such meeting. Such written notice must set forth (i) a brief description of the business to be brought before the meeting and the reasons for it, (ii) the name and address of the shareholder, (iii) the class or series and number of shares of capital stock of Commerce which are beneficially owned by the shareholder, (iv) any arrangement between such shareholder and any other person in connection with the proposal and any material interest of the shareholder in the proposed business described in the notice, and (v) a representation that such shareholder will appear in person or by proxy at the annual meeting. Such written notice with respect to nominations for the election of directors shall set forth (i) the name, age, business address and residential address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class or series and number of shares of capital stock of Commerce which are beneficially owned by the nominee, and (iv) any other information about the nominee that is required by Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors.
Anti-takeover Statutes
The MGBCL has a statute known as a “business combination statute.” This statute restricts certain “business combinations” between a corporation and an “interested shareholder.” For this purpose, a “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested shareholder. Under the MGBCL, an “interested shareholder” means any person who owns or controls twenty percent (20%) or more of the outstanding shares of the corporation’s voting stock.
Under the MGBCL, a corporation may not engage in a business combination with an interested shareholder for a period of five (5) years following the time that the shareholder became an “interested shareholder” other than in certain circumstances such as:

•	a business combination approved by the corporation’s board of directors prior to the date on which the interested shareholder became an interested shareholder;

•
a business combination approved by the holders of a majority of the outstanding voting stock not owned by the interested shareholder at a meeting called no earlier than 5 years after the date on which the interested shareholder became an interested shareholder; or

•	a business combination that satisfies certain fairness and procedural requirements.